HEART TEST LABORATORIES, INC.

550 Reserve St., Suite 360

Southlake, TX 76092

March 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attn:	Benjamin Richie

Re:	Heart Test Laboratories, Inc. Registration Statement on Form S-1 Filed March 5, 2024 File No. 333-277675

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Heart Test Laboratories, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Wednesday, March 13, 2024, or as soon as practicable thereafter, or at such other time thereafter as the Company’s counsel, Foley Shechter Ablovatskiy LLP, may request by telephone.

We respectfully request that we be notified of such effectiveness by a telephone call to Jonathan Shechter, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0465.

Thank you for your assistance in this matter.

Sincerely,

HEART TEST LABORATORIES, INC.

By:	/s/ Andrew Simpson
Name:	Andrew Simpson
Title:	Chief Executive Officer

Cc:	Danielle Watson, Chief Financial Officer Sasha Ablovatskiy, Esq. (Foley Shechter Ablovatskiy LLP)
Jonathan Shechter, Esq. (Foley Shechter Ablovatskiy LLP)